                                    September 1, 2022

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn:     Joyce Sweeney, Senior Staff Accountant
    Kathleen Collins, Accounting Branch Chief

    RE:     Skillz Inc. Form 10-K for the Year Ended December 31, 2021 filed March 1, 2022
        Form 10-Q for the Quarterly Period Ended June 30, 2022 filed August 4, 2022
        Form 8-K Furnished August 4, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of Skillz Inc. ( the “Company” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated August 11, 2022 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 39
1.You state in response to prior comment 2 that you do not "actively" track the extent to which ARPU and ARPPU are impacted by end users entering paid competition with prior winnings and user incentives. Please tell us whether you generate any information for estimating the extent to which end users entering paid competition with prior winnings and user incentives impact revenue, ARPU and ARPPU. In this regard, we note that you provide the approximate percentage of prior cash winnings and user incentives as a percentage of paid entry fees on page 40.

Response:

The Company respectfully advises the Staff that, in the three months ended June 30, 2022 and in line with previous periods, approximately 81% of entry fees or Gross Marketplace Volume (“GMV”) came from prior cash winnings. Prior cash winnings consist of all prizes, including cash and Bonus Cash.

Given that entry fees or GMV ultimately drive revenue, we believe it would be reasonable to expect that the impact of prior cash winnings and end user incentives on revenue, ARPU and ARPPU, would have a similar relationship to the impact of such items on entry fees or GMV.

However, as previously noted, we do not have specific information to determine the extent to which end users entering paid competitions using prior cash winnings and end user incentives impact revenue, ARPU and ARPPU. Revenue is arrived at after prizes, end-user incentives accounted for as a reduction to revenue and developer revenue share are subtracted from entry fees.

To provide more clarity, we will disclose as supplemental financial information the breakdown of the various components of GMV, including average GMV per user and average GMV per paying user as set forth below, on a quarterly basis in our subsequent filings with the Commission:

	Three Months Ended
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Supplemental Financial Information
Gross marketplace volume (GMV) (000s)(1)	$432,209	$552,134	$649,664	$610,935	$608,536	$566,647
Paying monthly active users (PMAUs) (000s)(2)	421	569	611	509	463	467
Monthly active users (MAUs) (000s)(3)	2,234	3,229	3,719	2,985	2,395	2,697
Average GMV per paying monthly active user(4)	$342.1	$323.4	$354.2	$399.8	$437.7	$404.7
Average GMV per monthly active user(5)	$64.5	$57.0	$58.2	$68.2	$84.7	$70.0
Average revenue per paying monthly active user (ARPPU)(6)	$58.0	$54.7	$59.3	$66.8	$64.4	$59.8
Average revenue per monthly active user (ARPU)(7)	$10.9	$9.7	$9.8	$11.4	$12.5	$10.4

(1) “GMV” or “Gross Marketplace Volume” means the total entry fees paid by users for contests hosted on Skillz’s platform. Total entry fees include entry fees paid by end-users using cash deposits, prior cash winnings from end-users’ accounts that have not been withdrawn, and end-user incentives used to enter paid entry fee contests.
(2) “Paying Monthly Active Users” or “PMAUs” means the number of end-users who entered into a paid contest hosted on Skillz’s platform at least once in a month, averaged over each month in the period.
(3) “Monthly Active Users” or “MAUs” means the number of playing end-users who entered into a paid or free contest hosted on Skillz’s platform at least once in a month, averaged over each month in the period.
(4) “Average GMV Per Paying Monthly Active User” means the average GMV in a given month divided by Paying MAUs in that month, averaged over the period.
(5) “Average GMV Per Monthly Active User” means the average GMV in a given month divided by MAUs in that month, averaged over the period.
(6) “Average Revenue Per Paying Monthly Active User” or “ARPPU” means the average revenue in a given month divided by Paying MAUs in that month, averaged over the period.
(7) “Average Revenue Per Monthly Active User” or “ARPU” means the average revenue in a given month divided by MAUs in that month, averaged over the period.

	Three Months Ended
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
As percentage of GMV (%)
Prior Cash Winnings	81%	81%	81%	80%	82%	82%
Cash Deposits	12%	11%	10%	10%	10%	11%
End User Incentives	7%	8%	9%	10%	8%	7%
As components of Average GMV per Paying Monthly Active User ($)
Prior Cash Winnings	$275.8	$260.6	$285.5	$321.4	$357.2	$330.0
Cash Deposits	$41.9	$38.6	$37.1	$43.6	$45.2	$45.9
End User Incentives	$24.3	$24.2	$31.5	$34.8	$35.2	$28.8
As components of Average GMV per Monthly Active User ($)
Prior Cash Winnings	$52.0	$45.9	$46.8	$54.8	$69.1	$57.1
Cash Deposits	$7.9	$6.8	$6.1	$7.4	$8.8	$8.0
End User Incentives	$4.6	$4.3	$5.2	$5.9	$6.8	$5.0

Our Financial Model, page 40
2.We note your response to prior comment 4. Please separately quantify the extent to which prizes are Bonus Cash returned as winnings for entries paid with Bonus Cash.

Response: The Company respectfully advises the Staff that prizes for the six months ended June 30, 2022 consisted of approximately 11% Bonus Cash returned to the winning player from their entry fees, 88% cash and 1% physical merchandise. For the year ended December 31, 2021, prizes consisted of approximately 14% Bonus Cash returned to the winning player from their entry fees, 85% cash and 1% physical merchandise.

Form 10-Q for Quarterly Period Ended June 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26
3.We note from your response to prior comment 1 that you are unable to quantify the expected impact from migrating more spend to Aarki and eliminating low return engagement marketing programs as any efficiencies from this program are not sufficiently certain. Please confirm that in future filings, you will quantify the actual impact to both revenue and revenue growth rates as a result of improved efficiencies in engagement and UA marketing spend strategies, as well as the impact on future revenue and revenue growth trends when estimable. Also, tell us whether you anticipate reductions in end user incentives that are accounted for as a reduction of revenue and if so, include a discussion of such plans and the expected impact on your revenue and operations.

Response:

The Company respectfully advises the Staff that with respect to migrating spend to Aarki, for each dollar of user acquisition spend that we migrate from Aarki’s competitors to Aarki, the Company estimates we will save between $0.15 and $0.30 in expenses. However, at this time, we are not able to estimate the total spend or timeframe for migrating spend from other demand-side platforms to Aarki while maintaining and/or improving existing user acquisition efficiency.

While we cannot quantify the direct impact of each engagement marketing program on revenue or revenue growth, we do quantify the impact of marketing efficiency by detailing the level of engagement marketing and user acquisition (“UA”) marketing spend as a percentage of revenue. We commit to continue this disclosure in future filings. On an overall basis, the Company anticipates that material reductions in end user incentives, including both end user incentives accounted for as a reduction to revenue and as sales and marketing expense, will reduce revenue. We have included an engagement marketing discussion on page 27 as part of the 10-Q for the Quarterly Period ended June 30, 2022, and will supplement that disclosure with the above discussion regarding the anticipated reductions in engagement marketing and impact on revenues and operations.

In future filings, the Company will commit, where material, to disclose the impact of incentives accounted for as a reduction to revenue on revenue.

4.We note from the August 4, 2022 Form 8-K that you are lowering the full-year 2022 revenue guidance to $275 million, based on an assumption of engagement marketing as a percentage of revenue of approximately 42%. We also note from your disclosures here that you plan to reduce spend on low-return engagement programs in fiscal 2022. Please revise to clarify the extent to which any reductions in engagement marketing programs will be in the form of reduced Bonus Cash and, as applicable, how you considered that Bonus Cash could potentially be used to enter multiple future paid competitions assuming the end user continues to win and whether you monitor the extent to which this occurs. In addition, you state that you intend to drive UA efficiency and reduce UA marketing spend. Please revise here to include a quantified discussion regarding the intended reductions to both engagement marketing and UA marketing spend. Also, revise to clarify what is meant by your reference to "long term" as it relates to reducing user acquisition costs.

Response: The Company respectfully advises the Staff that, as previously disclosed, the Company continues to look to eliminate low-return engagement marketing initiatives. The Company’s efforts to eliminate low-return engagement marketing initiatives is not targeted on any one type of initiative, but rather the efficiency of the initiative; accordingly, the Company anticipates the reduction of Bonus Cash to be in proportion to the overall reduction of engagement marketing.

We do not actively monitor the extent to which Bonus Cash is used to enter multiple future paid competitions assuming the end user continues to win. However, we considered that while Bonus Cash may be used to enter multiple future paid competitions (assuming the end user continues to win), the platform limits the distribution of Bonus Cash. A winner of a competition can only earn, at most, the amount of Bonus Cash that such winner used to enter the competition, and such Bonus Cash cannot be withdrawn. We will quantify the reductions to both engagement marketing and UA marketing spend as a percentage of revenue in our future filings with the Commission.

As it relates to our reference to “long term”, in future filings, we will also state that our plan is to reduce overall user acquisition spending in 2022 and 2023 relative to 2021, and to reduce the total costs to acquire a new paying user (which we refer to as “user acquisition costs” or “UAC”) by the end of 2024.

5.We note that you attribute the decrease in MAUs, paying MAUs and revenue during the period ended June 30, 2022 to instances of cheating on the platform and past product changes. Please explain further the issues you have experienced with regard to cheating and its impact on your operations. Clarify whether these are recent occurrences and whether you anticipate these issues to continue in future periods. Also, describe the controls you have in place to detect cheating. In this regard, you state in your Form 10-K that the key features of your proprietary data science technologies include, in part, anti-cheat and anti-fraud protections. Lastly, disclose in quantified terms, if practicable, the impact of cheating on the decline in revenue for the three and six months ended June 30, 2022.
Response:

As noted in our stockholder letter furnished to the SEC on August 3, 2022, the decline in Paying MAU was primarily driven by decreases in user acquisition and engagement marketing spend while the decline in revenue was partly driven by a combination of instances of users cheating on our platform and past product modifications. While the stockholder letter does not expressly discuss the drivers of the decline in MAU, such drivers are the same as those attributable to the decrease in Paying MAU.

Skillz leverages the latest tools and data science to ensure fair play and protect the system against fraud and cheating. We use data to trigger fraud alerts that notify our Trust and Safety team of potential fair play violations or payment fraud. We also perform manual reviews on all first-time profitable withdrawals before players are able to remove winnings from the system. In addition to internal tools, we use third-party vendors to vet irregularities. We target and identify issues ranging from external threats such as credit card fraud to platform-related activities like matchmaking manipulation or unfair collusion between users.

In Q2 2022, we identified users who violated our terms of service and, we believe, thereby affected the user experience contributing, in turn, to lower retention of MAUs and Paying MAUs on the platform. For example, certain users created duplicate accounts by signing up as “new” players and, as a result, adversely impacted our player matchmaking capabilities, degrading the user experience and, which we believe contributed to lower retention of MAUs and Paying MAUs on the platform. In this instance of abuse, we shut down the identified accounts, and disabled cash gameplay in countries with relatively high fraudulent activity. We have also taken steps to ensure this issue does not recur, including rolling out SMS account verification to reduce multi-account creation from a single mobile phone. We continue to identify and promptly address other instances of users cheating and build relevant technologies to strengthen our anti-cheat and anti-fraud protections.

As noted in our filings, we believe that these recent instances of cheating (together with a number of other factors, including product initiatives that did not achieve expected results) have contributed to lower retention from some of our more mature cohorts of users which, in turn, has negatively impacted revenue. While we cannot precisely quantify the impact from cheating on the user experience and associated user retention, we believe such impact to be significant and, as appropriate, will add disclosure to that effect in our future filings.
Form 8-K furnished August 3, 2022 Exhibit 99.1, page 1
6.We your response to prior comment 8. Excluding a portion of sales and marketing expense related to incentives results in a non-GAAP measures that substitutes a tailored accounting principle for that of GAAP. Please revise to remove your measure of revenue after engagement marketing expense. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and will remove references of our measure of revenue after engagement marketing expense in our future filings with the Commission. Please note that in future filings the Company does intend to provide details on the amount that sales and marketing expense related to incentives represents as a percentage of revenue.
General
7.Please ensure you use a word processing application that supports ASCII or HTML when submitting your correspondence in EDGAR. Documents that only contain images are not appropriate. Refer to Section 7.3.12 of the Edgar Filing Manual.

Response: The Company respectfully acknowledges the Staff’s comment and will ensure all future correspondence via EDGAR is submitted using a word processing application that supports ASCII or HTML.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 416-1326.

                        Sincerely,

                        /s/ Stanley Mbugua
                        Stanley Mbugua
                        Chief Accounting Officer

CC:     Andrew Paradise
    Steven Gavin, Winston & Strawn LLP